Exhibit 8
[Letterhead of Goodsill Anderson Quinn & Stifel A Limited Liability Law Partnership LLP]
May 5, 2009
Hawaiian Electric Industries, Inc.
900 Richards Street
Honolulu, Hawaii 96813
Re:   Dividend Reinvestment and Stock Purchase Plan
Ladies and Gentlemen:
          This is written with reference to the treatment for federal income tax purposes of participants in the Dividend Reinvestment and Stock Purchase Plan, as amended (the “Plan”) of Hawaiian Electric Industries, Inc. (“HEI” or the “Company”).
          The Plan provides participants with a method for purchasing shares of HEI common stock (“Common Stock”) with reinvested dividends and optional cash investments. The persons eligible to participate in the Plan include (i) any holder of record of Common Stock, (ii) any holder of record of preferred stock of any class or series (“Preferred Stock”) of HEI’s electric utility subsidiaries—Hawaiian Electric Company, Inc. and its subsidiaries Hawaii Electric Light Company, Inc. and Maui Electric Company, Limited, and (iii) any other entity or individual of legal age.
          Shares of Common Stock purchased under the Plan will be purchased directly from HEI or on the open market. All such purchases will be made at 100% of the market price for Common Stock calculated according to a specified formula. All brokerage fees and commissions, service charges and applicable taxes in connection with purchases and sales of Common Stock made under the Plan will be paid by the participants.
          HEI will pay all costs of administration of the Plan, but may charge participants fees to recover the actual administrative costs of the Plan. At present, the Company charges each participant who reinvests dividends an administrative fee of $0.50 per quarter, which fee is deducted from dividends before they are reinvested. The Company reserves the right at any time to change such fees or to charge other fees, including but not limited to administrative, setup and handling fees.
          The dividend reinvestment aspect of the Plan allows each holder of Common Stock and/or Preferred Stock to reinvest dividends on all or any part of his or her Common Stock and/or Preferred Stock in additional shares of Common Stock. The optional cash investment

Goodsill Anderson Quinn & Stifel
A Limited Liability Law Partnership LLP
Hawaiian Electric Industries, Inc.
May 5, 2009

aspect of the Plan allows eligible participants and non-holders who wish to become participants to purchase shares of Common Stock by making optional cash investments to the Plan. Generally, optional cash investments cannot be less than $25 per payment (or a minimum of $250 for the initial investment) nor more than a total of $120,000 per calendar year. Cash dividends on shares of Common Stock purchased with optional cash investments may be reinvested under the Plan in the manner described above.
          Shares of Common Stock purchased on behalf of a participant under the Plan (through reinvested dividends, cash payments, or both, and including fractional shares) will be credited to that participant’s account in the Plan. Upon termination of participation, certificates for, or book entry of, whole shares of Common Stock credited to a participant’s account will be issued to the participant. If any fractional shares are credited to the participant’s account in the Plan at the time participation is terminated, the participant will receive a cash payment for the fractional share based on the selling price of the share less brokerage fees and commissions, any withholding required under applicable tax laws and a fee of $15 for the handling of each such request (unless such fee is waived by the Company in its sole and absolute discretion).
          The Plan also allows a participant to request that whole shares credited to his or her account be sold and that the net cash proceeds of the sale be distributed from the Plan in lieu of shares. In such a case, a cash adjustment for any fractional share interest in the participant’s account will be made as described above.
          A. Optional Cash Purchases
          Under the Internal Revenue Code of 1986, as amended (the “Code”), the federal income tax consequences to a participant in the optional cash investment aspect of the Plan will depend upon whether the shares of Common Stock are purchased directly from HEI or on the open market.
          If the shares are purchased directly from HEI, the participant will not realize any taxable income or loss upon such purchase. The shares of Common Stock so purchased will have a tax basis equal to the amount of the optional cash investment. Code §1012. The holding period for such shares will begin on the day following the date of purchase. Rev. Rul. 70-598, 1970-2 C.B. 168.
          If the shares of Common Stock are purchased on the open market and all of the brokerage commissions are paid by the participant, the participant will not realize any taxable income or loss upon such purchase. Shares of Common Stock purchased on the open market will have a tax basis equal to the amount of the optional cash investment of the participant. See, e.g., Rev. Rul. 78-375, 1978-2 C.B. 130. The holding period for such shares will begin no later than the day after the date such shares are credited to the participant’s account in the Plan.

Goodsill Anderson Quinn & Stifel
A Limited Liability Law Partnership LLP
Hawaiian Electric Industries, Inc.
May 5, 2009

          B. Reinvested Dividends
          Section 301(a) of the Code provides that a distribution of property made by a corporation to a shareholder with respect to its stock shall be included in the gross income of the shareholder to the extent the amount distributed is treated as a dividend under Section 316 of the Code. For purposes of Section 301(a), the term “property” means money, securities and any other property, except that such term does not include stock in the corporation making the distribution (or rights to acquire such stock). Code §317(a).
          Section 305(a) of the Code provides that, with certain exceptions, gross income does not include the amount of any distribution of the stock of a corporation made by such corporation to its shareholders. However, Section 305(b)(1) of the Code provides that Section 305(a) will not apply, and the distribution will be treated as a distribution of property to which Section 301 of the Code applies, if the distribution is, at the election of any shareholder (whether exercised before or after the declaration of such distribution), payable either in the stock of the distributing corporation or in property. See Treas. Reg. §1.305-2(a).
          As noted, the Plan allows holders of Preferred Stock to reinvest dividends on such stock in shares of Common Stock. In this situation, the corporation that issued the Preferred Stock (i.e., one of the electric utility subsidiaries of HEI) is distributing only cash dividends, and certain participating shareholders are electing to use the cash dividends distributed to them to purchase shares of Common Stock either from HEI or on the open market. See Rev. Rul. 77-149, 1977-1 C.B. 82. Accordingly, the cash dividend distribution is treated as a distribution of property to which Section 301 of the Code applies. Section 305 of the Code is not applicable to the transaction because the subsidiary paying the dividend is not distributing any of its own stock. Id.
          With respect to the reinvestment of dividends paid on Common Stock in additional shares of Common Stock, the transaction is properly treated as a distribution by HEI payable either in stock or in cash within the meaning of Section 305(b)(1) of the Code. See, e.g., Rev. Rul. 79-42, 1979-1 C.B. 130; Rev. Rul. 78-375, l978-2 C.B. 130; Rev. Rul. 77-149, 1977-1 C.B. 82; Rev. Rul. 76-53, 1976-1 C.B. 87. Accordingly, all such distributions (whether paid in cash or in stock) will be treated as distributions taxable under Section 301 of the Code. Id.
          The amount of the distribution to a participating holder of Preferred Stock will be the amount of the cash paid on the Preferred Stock by the HEI subsidiary. Code §301(b)(1). The amount of the distribution to a participating holder of Common Stock (including a participating corporate shareholder) will be the fair market value of the Common Stock received on the date of the distribution plus the amount of any administrative fee deducted from the participant’s dividends before they are reinvested. Treas. Reg. §1.305-1(b); Rev. Rul. 78-375, supra; Rev. Rul. 76-53, supra. The amount of the distribution to nonparticipating shareholders under Section

Goodsill Anderson Quinn & Stifel
A Limited Liability Law Partnership LLP
Hawaiian Electric Industries, Inc.
May 5, 2009

301 of the Code will be the amount of cash received by such shareholders. Rev. Rul. 76-53, supra.
          Under currently effective law, subject to certain limitations contained in Sections 246 and 246A of the Code, the full amount of dividend income received by a corporate shareholder will be eligible for a dividends-received deduction of 70% (or 80% in the case of a corporate shareholder which owns 20% or more (by vote and value) of the stock of the corporation paying the dividend). Code §243. No corresponding deduction exists for individual shareholders.
          The tax basis of shares of Common Stock that are purchased with reinvested dividends will be equal to the amount of the reinvested dividend (measured by the amount of the cash dividend received on shares of Preferred Stock and/or the fair market value of the shares received in respect of Common Stock on the dividend payment date plus, in either case, any administrative fee deducted prior to the reinvestment, as applicable). Code §301(d); Treas. Reg. §§1.30-1(h)(1), (2)(i); Rev. Rul. 78-375, supra.
          The holding period for shares that are purchased with reinvested dividends on Common Stock will begin on the day following the date of distribution. See Rev. Rul. 76-53, supra. The holding period for shares that are purchased with reinvested dividends on Preferred Stock will begin on the day following the date of purchase. See Rev. Rul. 70-598, supra. In the event shares are purchased on the open market, the holding period for such shares will begin no later than the day after the date such shares are credited to participants’ accounts under the Plan.
          C. Withdrawal of Shares
          A participant will not realize any taxable income upon receipt of certificates for, or book entry of, whole shares credited to his or her account upon withdrawal from the Plan. Rev. Rul. 76-53, supra. However, upon withdrawal from or termination of the Plan, a participant who receives a cash adjustment for a fraction of a share credited to his or her account may recognize gain or loss with respect to such cash payment. Code §1001. The amount of such gain or loss will be the difference between the amount the participant receives and the participant’s tax basis for the fractional share to which the cash payment relates. Id.
          A participant also will recognize gain or loss when shares of Common Stock are sold on behalf of the participant upon a participant’s withdrawal from the Plan, or when the participant sells the shares after his or her withdrawal from the Plan. Code §1001. The amount of such gain or loss will be the difference between the amount the participant receives for the shares and the participant’s tax basis in such shares. Id.

Goodsill Anderson Quinn & Stifel
A Limited Liability Law Partnership LLP
Hawaiian Electric Industries, Inc.
May 5, 2009

          Except as expressly set forth in this letter, we express no opinion on any other federal, foreign, state or local tax consequences of participation in the Plan. We render this opinion under existing statutes, regulations, rules and court decisions as of the date hereof, and we assume no obligation to update, revise or supplement this opinion after the date hereof to reflect any change in law or in the interpretations thereof or for any other reason.

Very truly yours,
/s/ Goodsill Anderson Quinn & Stifel
A Limited Liability Law Partnership LLP